Bridge Builder Trust
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91746

March 3, 2015

VIA EDGAR TRANSMISSION

Deborah O’Neal-Johnson
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street N.E.
Washington, D.C.  20549

Re:	Bridge Builder Trust (the “Trust”)
File Nos. 333-187194 and 811-22811

Dear Ms. O’Neal-Johnson:

This correspondence is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your February 3, 2015 comments provided to Eric Pinciss of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 5 to its registration statement.  PEA No. 5 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 18, 2014, that was designated to become effective on March 3, 2015.  On March 2, 2015, in PEA No. 6, the Trust then delayed the effectiveness through April 2, 2015.  The purpose of PEA No. 5 was to add four new series to the Trust: the Bridge Builder Large Cap Growth Fund, the Bridge Builder Large Cap Value Fund, the Bridge Builder Small/Mid Cap Growth Fund, and the Bridge Builder Small/Mid Cap Value Fund.  The Trust is filing this correspondence with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

All comments and responses are for each new Fund.

1.	With respect to each Fund’s Fees and Expenses Tables, please confirm that there are no Shareholder Fees.

The Trust confirms that there are no shareholder fees associated with any of the Funds.

2.
If acquired fund fees and expenses (“AFFE”) are expected to exceed 0.01%, please include a corresponding line item on the Fees and Expenses table for each Fund.  Please confirm supplementally whether each Fund’s Principal Investment Strategy, which indicates that the Fund may invest in other investment companies, necessitates the need for an additional AFFE line item within the Fees and Expenses Table.

The Trust responds by confirming that while each Fund may invest in other investment companies, AFFE for each Fund is not expected to exceed 0.01%.  Accordingly, the Trust has not added that line item to any of the Fees and Expenses Tables.

3.	Within each Fund’s Principal Investment Strategy disclosure, please include the current dollar range of each Fund’s applicable securities index as of the most recent index rebalancing.

The Trust responds by adding the relevant disclosure as requested.

4.
Please confirm that the Trust will update the Prospectus and Statement of Additional Information to include the appropriate disclosure regarding each Sub-adviser in the Trust’s next filing performed pursuant to Rule 485(b).  Also, please provide supplementally a list of Sub-advisers for each of the Funds.

The Trust responds by confirming that the appropriate disclosure with respect to each of the Funds’ Sub-advisers will be included in the Trust’s next filing performed pursuant to Rule 485(b).  The following table shows the Sub-advisers for each Fund with the total number of Sub-advisers for each Fund in parentheses:

Large Cap Growth Fund (5)	Large Cap Value Fund (4)	Small/Mid Cap Growth Fund (4)	Small/Mid Cap Value Fund (5)
BlackRock Investment Management, LLC (“BlackRock”)	BlackRock	BlackRock	BlackRock
William Blair & Co., L.L.C.	Wellington Management Company LLP	Champlain Investment Partners, LLC	Boston Partners, a division of Robeco Investment Management, Inc.
Lazard Asset Management	Barrow, Hanley, Mewhinney & Strauss, LLC	ClearBridge Investments, LLC	Vaughan Nelson Investment Management, L.P.
Sustainable Growth Advisers, LP	Artisan Partners LP	Eagle Asset Management Group, Inc.	Silvercrest Asset Management Group LLC (“Silvercrest”)
Jennison Associates LLC			Advisory Research, Inc.

5.
The Staff notes that within each Fund’s Principal Investment Risks section, there is risk disclosure with respect to Derivatives; however there does not appear to be accompanying derivative strategy disclosure.  Please provide a better sense of the types of derivatives that each Fund is expected to use, the manner in which they are expected to be employed by each Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives.  See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

The Trust responds by stating that each of the Funds’ Principal Investment Strategies sections contains appropriate disclosure regarding the ability of each Fund to invest in derivatives, principally futures contracts.

6.
If the Trust has a policy to provide 60 days’ notice to shareholders for any change in any of the Fund’s investment objectives, please revise to include on page 26.  If not, please confirm supplementally.

The Trust will add disclosure to the effect that it will provide 60 days’ notice to shareholders regarding any change in any of the Fund’s investment objectives which are non-fundamental.

7.
Under the “Portfolio Holdings Information” section on page 28, please disclose whether these policies and procedures are available on the Funds’ website, and please provide the web address if applicable.

The Trust responds by stating that policies and procedures with respect to the Funds’ portfolio holdings information are not typically posted to the Funds’ website.  As such, the SAI currently states as follows:

From time to time Olive Street Investment Advisers (the “Adviser”) may make additional disclosure of the Funds’ portfolio holdings on the Fund website.  Shareholders can access the Fund website at www.bridgebuildermutualfunds.com for additional information about the Funds including, without limitation, the periodic disclosure of their portfolio holdings.

8.	The Staff notes that the Privacy Notice states that “This information is not part of the Prospectus.” Please either remove this note or remove the Privacy Notice in its entirety.

The Trust responds by removing the statement that the Privacy Notice is not part of the Prospectus.

If you have any questions or require further information, please contact me at (626) 914-7220.

Sincerely,

/s/ Eric W. Pinciss
Eric W. Pinciss, Esq.
Assistant Secretary of the Trust

cc:  Sean Graber, Morgan, Lewis & Bockius LLP